As confidentially submitted to the U.S. Securities and Exchange Commission on August     , 2024. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

COMBOOX DAO LLC

(Name of small business issuer in its charter)

Wyoming	6794	38-432-2575
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30 N Gold St Ste R
Sheridan, Wyoming 82801
(307) 200-2803

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Registered Agents Inc
30 N Gold St Ste R
Sheridan, Wyoming 82801
(307) 200-2803

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Non-accelerated filer ☑	Accelerated filer ☐ Smaller reporting company ☑ Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class B Shares, $1.00 par value	3,760,000	$1.00	$3,760,000	$ 554.98

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS

Subject to Completion

August     , 2024

COMBOOX DAO LLC

(A Wyoming Limited Liability Company)

Offering $3,760,000 Class B Shares

ComBoox DAO LLC ("we" or the "Company") is a Wyoming limited liability company electing to be a decentralized autonomous organization pursuant to the Wyoming Limited Liability Company Act (the "Act") and the Wyoming Decentralized Autonomous Organization Supplement (the "Supplement"), formed on November 8, 2023.

This prospectus relates to the offer and sale of Class B Members' ownership interests and rights ("Class B Shares") of the Company. The Company has already offered and sold 250,000 Class A Shares and 50,000 Class B Shares to the Founding Member, with par value of each Share as 1.00 USD. See "Dilution" for additional information regarding the Class A Shares.

We are offering for sale 3,760,000 Class B Shares (the "Offered Shares") at the offering price of $ 1.00 per Share. Subject to the effectiveness and approvals hereunder discussed, the Offered Shares and other Shares of the Company can be traded on the List of Orders in fractions with a minimum unit of 0.0001 Share.

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On condition that the offering statement, of which this prospectus is a part, is qualified by the United States Securities and Exchange Commission (the "SEC"), and another registration of this Company as transfer agent for its own Shares is also qualified by the SEC, an initial public offering will be organized on our List of Orders, the specific smart contract adopted by the Company to facilitate Verified Investors to trade Shares on ArbitrumOne.

Verified Investors may use ETH to directly acquire Offered Shares at the offering price on our List of Orders (please see hereunder for its definition). The price of ETH in USD will be determined as per the ETH/USD price obtained from the reliable off-chain data feeds, such like Chainlink Data Feeds, at the on-chain time when Verified Investor places the Buy Order. Upon closing, new Shares will be automatically issued to Investors and the consideration paid in form of ETH will be received and held by the Company directly. During the entire process of the initial offering, no underwriters, brokers, dealers or other intermediaries will be involved.

The Company will be arranged, as much as possible, as a passive income entity and an on-chain decentralized autonomous organization ("DAO"). It will hold the exclusive copyrights of the template smart contracts of ComBoox within the territory of ArbitrumOne, and will collect royalties of the copyrights as its general income. All assets of the Company will be held or materially controlled by it on the public block chain of ArbitrumOne. All payments and legal acts of the Company can only be conducted on ArbitrumOne upon prior approvals of Members by voting. No employees will be hired, and no Managers or Members will be paid for remuneration either. All the legal acts of Members and the Company will be automatically controlled by predefined smart contracts, and can only be triggered by the specific right-holders directly with no intermediaries or agents involved.

Prior to this offering, there has been no public market for our Shares, and, probably there will be no such legal markets within a predictable future either. However, to facilitate trading of the Shares, the Company introduced a specific smart contract named List of Orders, which can list all Sell Orders placed by Shareholders and automatically match and settle them against the Buy Orders placed by Verified Investors. During the listing trade, no brokers, dealers or market-makers will involve. Shares will be created, altered or revoked under the automatic control of smart contracts, and consideration in ETH will be booked under the name of seller with his or her exclusive control.

We are an "emerging growth company", as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we are subject to reduced public company reporting requirements. We have not generated any incomes or profits.

These securities are highly speculative and involve a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 5 to read about factors you should consider before buying our Shares.

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	Per Dollar of Par Value	Total Value
Initial Public Offering Price	$ 1.00	$ 3,760,000.00
Underwriting Discounts and Commissions:	$ 0.00	$ 0.00
Proceeds to the Company, before expenses:	$ 1.00	$ 3,760,000.00

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is August     , 2024.

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Please read this prospectus carefully. It describes our business, our financial condition and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

We have not authorized anyone to provide you with any information other than that contained in this prospectus. We do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of date on the cover hereof regardless of the time of delivery of this prospectus or any sale of Offered Shares. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of these securities in any jurisdiction where the offer thereof is not permitted.

For investors outside the United States: We have not taken any action that would permit this Offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus.

1 TRADEMARKS AND COPYRIGHTS

Founding Member owns or plans to apply for rights to trademarks or trade names that we use or intend to use in connection with the operation of our business, including our names, logos and website names. In addition, Founding Member owns or has the rights to patent applications, copyrights, trade secrets and other proprietary rights that protect the intellectual property used in our business, including the ComBoox Platform. In addition to the exclusive intellectual properties of ComBoox invested by Founding Member as his initial capital contribution, we also have the rights to use trademarks and trade names under royalty free, non-exclusive licenses granted by Founding Member. Our use or display of such trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their copyright and trade mark symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

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2 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements convey our current expectations or forecasts of future events and are not guarantees of future performance. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain.

Any statements contained in the prospectus that are not statements of historical fact may be forward-looking statements, which are generally identifiable by use of terminology such as "may," "will," "should," "potential," "plan," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions.

Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading "Risk Factors". Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this prospectus.

Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise.

3 USE OF CERTAIN TERMS AND DEFINITIONS

Throughout this prospectus, we will use certain defined terms. While these terms will generally be defined in context, for convenience, these terms will also be contained in a "Glossary of Terms" attached as Appendix-I.

4 PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this prospectus. Before you make an investment decision, you should read this entire prospectus carefully, including the risks of investing in our securities discussed under the section of this prospectus entitled "Risk Factors" and similar headings. You should also carefully read our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

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Human civilization has entered the 21st century. Most wealth exists in the form of book-entry interests. To regulate these wealth and their trading activities, various laws, charters and contracts are established, and different centralized intermediaries are involved. However, in case these laws, charters or contracts are violated, people can only rely on judicial remedies, which are proven to be costly and time-consuming.

The emergence of blockchain technology offers a new solution. That is, to define the rules and terms in smart contracts, and use the distributed systems to automatically keep the book-entry records. By implementing the basic concepts of "Code Is Law" and "Decentralization", the terms and conditions defined by legal documents can be implemented by rigid code, and the human management of centralized intermediaries can be replaced by consensus protocols and smart contracts with automated operation.

This establishes an automated mode of asset bookkeeping and transaction management in which owners can directly manage and dispose their assets without relying on any intermediaries or counter parties.

Among the book-entry interests, except for deposit currency, company equity is probably the most important and critical category. The company is the carrier of various assets and also the investment target of capital. Its external legal acts are the main components of modern commercial activities, while its internal governance involves the rights and interests of many investors. Therefore, company equity is the critical joint linking the capital and assets, commercial activities and corporate governance.

ComBoox is a company book-entry platform consists of a core smart contract named "Registration Center" and a series of Template Smart Contracts deployed on ArbitrumOne, which is designed for automatic registering equity shares and keeping corporate governance records. By a single click, users may quickly establish a full range books entry system for their company on ComBoox, which consists of smart contracts created by cloning the Template Smart Contracts. Thereafter, the company's stake holders may conduct almost all legal acts around equity rights and corporate governance on block chain in a self-service mode, so as to realize that:

(1) right holders may directly exercise their rights;

(2) obligors have no chance to default or violate; and

(3) real time full disclosure of each legal acts.

ComBoox Points (the "CBP") is an ERC-20 token registered in Registration Center, which is used as a utility token of ComBoox to measure and collect royalties for using the Template Contracts. Each time when a User access specific function of the clone copies of Template Contracts, an amount of CBP will be automatically transferred from the User to the relevant intellectual properties' holder of the relevant Template Contract. The royalty rate is predefined by the original author in the respective Template Contract, and the beneficiary rights can be transferred on-chain to any other party. The minting right of CBP belongs to the owner of Registration Center, and can be transferred together with the owner's right to Registration Center.

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ComBoox is an open platform. Any developer may deploy smart contracts and apply to incorporate them by the platform. As long as the application is approved by the ComBoox Community, the relevant smart contracts may be adopted by ComBoox as a Template Contract. The developer can then collect royalties in CBP. The owner of ComBoox (i.e. the owner of Registration Center) will take 20% commission on each royalty payment, and the commission rate may be adjusted by the owner from time to time.

The Company is a Wyoming Limited Liability Company electing to be a DAO. It engaged in the business of acquiring, holding, marketing and managing royalty interests derived from the intellectual property in the Template Smart Contracts of ComBoox (the "Royalty Interests"). The Founding Member, currently as the sole developer of ComBoox, has invested the following intangible assets or special rights into the Company as capital contribution in exchange for his initial Shares:

(1) the partial copyrights to Template Contracts within the territory of ArbitrumOne;

(2) the owner's right to ComBoox Platform; and

(3) the owner's right to Registration Center for minting CBP.

Therefore, the Company has the right to collect the following passive income in CBP as revenue: (1) royalties for the use of Template Contracts; and (2) commission splitting from the payment of royalties.

As the Company has minting rights of CBP, it can decide the total supply of CBP and can throw significant influence on the market price thereof. The Company may mint or transfer certain amount of CBP to a smart contract called "Fuel Tank" as per prior approvals of Ordinary Resolution, through which the Company may sell CBP to the market and receive sales income in ETH.

The Company has no obligation to purchase back any CBP. The proceeds from the sale of the CBP in ETH will be considered "deferred revenue" of the Company, which will be off set against revenue of CBP.

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Pursuant to the Operating Agreement, the Company will operate as a passive income entity and will use its best efforts to avoid incurring any liabilities. No Members or Managers will be paid any remuneration, and the Company has no employees and has no plans to hire any employees. In exchange for the initial capital contribution, Founding Member has been issued 2,500,000,000 Class A Shares and 500,000,000 Class B Shares. Class A Shares shall have 8 times Distribution Weight and 40 times Voting Weight as compared to Class B Shares. Members will enjoy and exercise their voting rights in accordance with their total Voting Points and will enjoy their distribution rights to the profits and assets of the Company in accordance with their total Distribution Points. The initial Shares of Founding Member will dilute the offered Shares pursuant to this prospectus.

The Company can only distribute ETH or other on-chain assets other than CBP to Members, subject to prior approvals of Ordinary Resolution.

In order to facilitate Members to trade their Shares, and subject to successful registration with the SEC as transfer agent, the Company will organize a quotation board via the specific smart contract named "List of Orders". Members can place limited Sell Orders with their acceptable offer price and sell amount, Verified Investors can counter place limited Buy Orders with their bid price and buy amount, the system will automatically match and settle the orders accordingly.

5 RISK FACTORS

5.1 Evolving regulatory environment may bring negative impact on ComBoox and the Company's revenue.

The novelty of ComBoox means that existing laws and regulations may not fully encompass or compatible the unique aspects of the business model. This can lead to ambiguities that affect how we conduct business. Automatic bookkeeping equity and corporate governance records means the company concerned will act as a transfer agent for its own shares, especially for public offered shares. Given the international nature of many blockchain and capital markets, ComBoox may face a complex web of global regulations. Navigating these varying legal requirements is a substantial challenge that could impact the acceptance to ComBoox solution, circulation of CBP, as well as the revenue of us. The Company actually is a on-chain passive income entity fully managed by members through public voting. Although the Company is incorporated in Wyoming, however, the jurisdiction in which the Shares and CBP is traded can lead to conflicts and ambiguities in regulatory compliance.

5.2 As a newly established entity, the Company may face revenue uncertainty due to lack of track record, and no current customers, impacting investment value and profitability potential.

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As a newly established entity, we face significant revenue risks inherent to our early stage of operations. Our success is contingent upon the business mode of ComBoox to attract and retain users, which is uncertain given the innovation nature of the mode. Without a proven track record or existing user base, we may encounter challenges in convincing potential users to adopt concepts or Template Contracts of ComBoox. Furthermore, the absence of immediate revenue streams subjects us to financial pressures that can impact our ability to acquire new Royalty Interests, marketing, and other growth initiatives. Our survival and growth are heavily dependent on achieving market acceptance and generating sales, which are inherently uncertain processes. Investors should be aware that our lack of revenue to date increases the risk of not achieving profitability in the short term, or potentially at all, which could have a material adverse effect on our business and the value of their investment.

5.3 Web Product Market Acceptance and Pricing Strategy Uncertainty May Affect Revenue and Investment Value

The success of our operations is critically contingent upon the sustained market acceptance of ComBoox across both existing and emerging markets. Any decline in market acceptance could significantly impair our revenue and profitability.

Our business model is based on the collection of royalties for each Template Contracts adopted by ComBoox Platform, and the commission splitting from the royalties paid to copyright holders other than the Company. Although the licensing rate is predefined by the original author of the Template Contracts, all royalties and commission will be collected in CBP. The exchange price of CBP against ETH, the total supply of CBP, and the commission rate based on which to split the royalties from other copyright holders will be determined by the Company through Ordinary Resulution. We may be unsuccessful in changing these sales policies of ComBoox. Any increase in the portion of revenue attributable to commission or royalties will depend on our successful anticipation of users willingness to use Template Contracts of ComBoox.

5.4 Because we lack the name recognition, customer base and resources of other companies in the internet software market, we may be unable to compete successfully which would reduce our revenue and the value of your investment.

If we fail to promote ComBoox successfully or if we incur significant expenses promoting and maintaining ComBoox, we may experience a material adverse effect on our business, financial condition and operating results. Due in part to the still emerging nature of the market for block chain application and the substantial resources available to many of our competitors, we may have a time limited opportunity to achieve and maintain market share.

We believe that developing and maintaining awareness of the ComBoox will be critical to achieving widespread acceptance of our concepts. We believe that brand recognition will become increasingly important as competition in the market for our revenue increases. Successfully promoting and positioning ComBoox will depend largely on the effectiveness of our marketing efforts. As a result, we may need to expand our financial commitment to creating and maintaining brand awareness among potential customers.

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5.5 DAO Management Structures may impose investment risks.

As a DAO, our management structure inherently carries certain risks that are distinct from traditional corporate models. The decentralized nature of a DAO means that decision-making is typically governed by consensus among its members, which can sometimes lead to slower response times and less centralized control over strategic direction. This can result in a lack of clear leadership and accountability, potentially impacting the efficiency and effectiveness of operations. Although we have implemented a DAO governance framework featuring differentiated voting rights and managerial oversight to counteract the potential inefficiencies of decentralized management, the innovative and non-traditional aspects of this organizational model may continue to present risks to the interests of our shareholders.

5.6 Different legal requirements on statutory books may bring risks of uncertainty for the Company's revenue.

As an innovative application, ComBoox utilizes smart contracts to automatically maintain companies' book-entry records of equity transaction and corporate governance such as Register of Shares, Register of Shareholders, Register of Directors, General Meeting Minutes, and so on. Therefore, the different legal requirements for the said statutory books of companies in various jurisdictions will directly affect the market space and development speed of ComBoox platform, which in turn will affect the Company's revenue and its growth.

5.7 Different regulatory rules for public block chain and crypto assets may bring uncertainty risks for the Company's revenue.

The operation of the ComBoox Platform relies on the proper functioning of and free access to the ArbitrumOne and Ethereum block chains, and the Company's primary assets are in form of crypto assets such as ETH. Therefore, if a jurisdiction restricts or prohibits the operation of the public blockchain network or prohibits the trading and circulation of the relevant native token assets, it will result in the ComBoox platform not being available to companies in that jurisdiction. As a result, different regulatory rules for public blockchain and crypto assets in jurisdictions around the world may bring risks of uncertainty for the Company's revenue.

5.8 There are no established trading markets for the Company's Share, which will bring risks of uncertainty in the Company's value.

As a on-chain book-entry certificate, the Company's equity currently has no legal trading exchange and it is likely that no such legal trading exchange may be established in a predictable future. The Company has already built its own automated listing and trading system on ArbitrumOne with smart contracts to facilitate investors to trade the Company's shares by public bidding, but it needs to pass the SEC's filing and registration procedures regarding Transfer Agents in order to operate legally. The ability to trade the Company's shares under this model in the future will significantly impact the liquidity of the Company's Shares and, in turn, the value of the Company.

5.9 Volatility in crypto-asset prices may bring uncertain impacts on the value of the Company.

The Company will take ETH as its primary assets and payment instrument, and the value of CBP, which acts as a utility token for the Company, will also be denominated in ETH. Therefore, price volatility of crypto-assets, especially ETH, will bring an uncertain impact on the Company's value and revenue expectations.

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5.10 Security vulnerabilities in Template Smart Contracts may pose an uncertainty risk to the Company's revenues

Smart contracts and blockchain protocols may have security vulnerabilities or logical flaws in business logic, data security, etc., may be subject to hacking or unexpected system crashes, and may fail to realize desired transaction results or asset disposition arrangements. In the event of such an incident, ComBoox's reputation and market prospects would be negatively impacted, which in turn may negatively impact the Company's revenue.

5.11 The open-source nature of smart contracts makes Template Contracts susceptible to illegal copying or imitation, which in turn will negatively impact the Company's revenue.

The reasons that smart contracts can gain trust and build credibility lye in making the source code publicly available. Stakeholders can clearly understand the logic and algorithms of the code and expect certainty in the outcome of the disposition of rights and interests through the automated execution of the code, thus building trust in the smart contracts. The attributes of open source code makes it easy for smart contracts to be illegally copied or imitated. Once illegally copied or imitated, the Company's royalty and commission income from the ComBoox platform will be negatively impacted. No company would accept to base its book-entry records on a platform with legally flawed intellectual property, so the Company is not so concerned about third parties competing in an infringing manner. However, this will inevitably have a negative impact on the Company's revenue any way.

5.12 Cyberattacks and security vulnerabilities could lead to reduced revenue, increased costs, liability claims, or harm to our reputation or competitive position.

Threats to IT security can take a variety of forms. Individual and groups of hackers and sophisticated organizations, including state-sponsored organizations or nation-states, continuously undertake attacks that pose threats to ComBoox and Smart Contracts adopted by the Company. These actors may use a wide variety of methods, which may include developing malicious smart contracts or exploiting vulnerabilities in hardware, software, or other infrastructure in order to attack smart contracts deployed based on Template Contracts of ComBoox or gain access to special write functions thereof, using social engineering techniques to induce users to disclose passwords or other sensitive information or take other actions to gain access to users' private key, or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. Nation state and state sponsored actors can deploy significant resources to plan and carry out exploits.

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Cyberthreats are constantly evolving and becoming increasingly sophisticated and complex, increasing the difficulty of detecting and successfully defending against them. We may have no current capability to detect certain vulnerabilities, which may allow them to persist in the environment over long periods of time. Cyberthreats can have cascading impacts that unfold with increasing speed across ArbitrumOne networks and systems and those of Shareholders, Managers, or users of Comboox. Breaches of our facilities and network, could disrupt the security of block chain systems and ComBoox Platform, impair ability of ComBoox to serve to users and protect the privacy of their private keys, result in harming our reputation or competitive position, result in theft or misuse of our intellectual property or other assets, adversely affect our business and income.

5.13 ComBoox may be deployed on other blockchains, which in turn will negatively impact the Company's revenue

Since collecting CBP across chains would add unnecessary technical difficulties, Founding Member only invested the beneficial rights to royalties and commission for Template Smart Contracts within the territory of ArbitrumOne as a capital contribution to the company. In other words, Founding Member retained the rights to deploy and operate ComBoox Platform on other blockchains. Therefore, in the event that Founding Member deploys and operates ComBoox on other blockchains, there will be a competitive negative impact on the Company's revenue.

5.14 Legal changes, our evolving business model, piracy, and other factors may decrease the value of our intellectual property.

Protecting our intellectual property rights and combating unlicensed copying and use of Template Contracts of ComBoox and other intellectual property on a global basis is difficult. Reductions in the legal protection for software intellectual property rights could adversely affect revenue. Changes in the law may continue to weaken our ability to prevent the use of Template Contracts or collect revenue. These include legislative changes and regulatory actions that make it more difficult to obtain injunctions, and the increasing use of legal process to challenge illegal piracy. The royalties we can obtain to monetize our intellectual property may decline because of the evolution of technology, or the difficulty of discovering infringements.

5.15 Third parties may claim we infringe their intellectual property rights.

From time to time, others may claim we infringe their intellectual property rights. The number of these claims may grow because of constant technological change in the markets in which we compete, the extensive patent or copyright coverage of existing technologies, the rapid rate of deployment of smart contracts and issuance of new patents. To resolve these claims, we may have to defend these challenges. These outcomes may cause operating margins to decline. Besides money damages, in some jurisdictions plaintiffs can seek injunctive relief that may limit or prevent importing, marketing, and selling Template Contracts that have infringing technologies.

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Although Founding Member is very confident of the cleanliness of the intellectual property of the Template Smart Contracts, as an inalienable right of action, any third party may still claim that we are infringing on their intellectual property rights, which in turn could have an uncertain impact on the value of the Royalties Interests and the Company's revenue.

5.16 The Company does not set specific decision-making mechanisms for related transactions, which may bring the related transaction risks to the investors.

The Company has not established any special withhold voting or similar procedures for related transactions and relies solely on the dispersion of shareholdings and the openness of voting to ensure the fairness of the price and terms of the transactions, which may expose investors to some degree of related transaction risks.

6 USE OF PROCEEDS

We estimate that our net proceeds from the offering will be approximately $3,760,000 if all the Offering Shares are sold. We intend to use the net proceeds from the offering as follows:

(1) to purchase online or offline advertising services, promotion services, code audit services or other services to promote ComBoox Platform;

(2) to purchase necessary accounting services, financial auditing services, legal services, registration agent services or other necessary professional services to make the Company, as well as ComBoox Platform, be able to operate and develop in compliance with the governing laws and regulations; and

(3) (3) to purchase the Royalty Interests derived from any new Template Contracts that may be adopted by ComBoox in the future, provided that the relevant developers are welling to sell.

This expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of the offering or the amounts that we will actually spend on the uses set forth above.

The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the number of potential Royalty Interests we intend to acquire, the status of negotiations for such Royalty Interests, and any unforeseen needs. However, as per the provisions of the Operating Agreement, as well as the algorithm predefined in the Smart Contracts, each payment of the Company will be subject to a prior approval of Members by Ordinary Resolution.

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Pending our use of the net proceeds from the offering, we intend to invest the net proceeds in a variety of capital preservation investments, as long as the investments is legal and can be effective held and controlled by the Company via the specific smart contract of General Keeper.

7 DETERMINATION OF OFFERING PRICE

The offering price of the Offering Shares is determined by us considering our capital structure, prevailing market conditions, and overall assessment of our business.

8 PLAN OF DISTRIBUTION AND TERMS OF THE OFFERING

8.1 Offering

We are offering up to 3,760,000 shares at a price of $ 1.00 per Share. There is no minimum number of shares we are required to sell nor is there a minimum amount of money we are required to raise from this offering. If we sell all the shares offered, we will receive $3,760,000 in gross proceeds, but there can be no assurance that all or any of the shares will be sold.

8.2 No Broker Is Being Utilized in This Offering

This offering is a self-underwritten or a "direct public offering," which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used.

8.3. Plan of Distribution

On condition that the offering statement, of which this prospectus is a part, and the Form TA submitted by the Company for acting as the transfer agent of its own Shares, are both qualified by the SEC, an initial public offering will be organized on our List of Orders, the specific smart contract adopted by the Company to facilitate Verified Investors to trade Shares on ArbitrumOne.

Verified Investors may use ETH to directly acquire Offered Shares at the offering price on the List of Orders. The price of ETH in USD will be determined as per the ETH/USD price obtained from the reliable off-chain data feeds, such like Chainlink Data Feeds, at the on-chain time when Verified Investor places the Buy Order. Upon closing, new Shares will be automatically issued to the buyer and the consideration paid in form of ETH will be received and held by the Company directly. During the entire process of the initial offering, no underwriters, brokers, dealers or other intermediaries will be involved.

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Furthermore, the List of Orders also can list all Sell Orders placed by Shareholders and automatically match and close deals against the Buy Orders placed by Verified Investors. During the listing trade, no brokers, dealers or market-makers will involve. Shares will be created, altered or revoked under the automatic control of Smart Contracts, and consideration in ETH will be booked under the name of seller with his or her exclusive control.

9 DILUTION

As per the Operating Agreement, Members shall enjoy their voting rights based on the aggregate Voting Points of their Shares and may claim profits distribution or residual assets of the Company based on the aggregate Distribution Points of their Shares as well.

To date, the Company has issued the following Class A Shares and Class B Shares to Founding Member (the "Initial Shares") in exchange of Royalty Interests:

Certificate No.	1	2	Total
Class	A	B	--
Number of Shares	250,000	50,000	300,000
Par Value per share	$ 1.00	$ 1.00	$ 1.00
Total Par Value	$ 250,000	$ 50,000	$ 300,000
Voting Weight	4,000%	100%	--
Total Voting Points	100,000,000,000	500,000,000	100,500,000,000
Distribution Weight	800%	100%	--
Total Distribution Points	20,000,000,000	500,000,000	20,500,000,000

If you purchase Class B Shares in the Offering, your interest will be diluted to the extent of the difference between the initial public offering price and the pro forma as adjusted net tangible book value per Share of Class B immediately after the Offering.

Net tangible book value per Share of Class B is determined by allocating our total tangible assets in proportion to the Distribution Points of Class B Shares outstanding.

We did not have any tangible assets before this Offering on a historical basis. Dilution per Share of Class B Shares to investors participating in the Offering represents the difference between the per share price paid by purchasers in the Offering and the pro forma as adjusted net tangible book value per Share of Class B immediately after completion of the Offering.

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If all the Offered Shares are sold in the offering at an initial public offering price of $ 1.00 per share, our pro forma as adjusted net tangible book value as of August     , 2024 would have been $ 1,326,678.14. This represents an immediate increase in net tangible book value to Founding Member and immediate dilution in net tangible book value to purchasers of shares in the Offering. The following table illustrates the foregoing calculations.

Per Share of Class B
IPO price	$1.0000
Net tangible book value before IPO	$0.0000
Net tangible book value after IPO	$0.6472
Dilution to Investors of IPO	$0.3528

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Shareholder	Founding Member			Investors Of IPO	All Members
Class	A	B	Sub-Total	B	Total
Number of Share	250,000.00	50,000.00	300,000.00	3,760,000.00	4,060,000.00
Par Value per Share	$ 1.00	$ 1.00	--	$ 1.00	$ 1.00
Total Par Value	$ 250,000.00	$ 50,000.00	$ 300,000.00	$ 37,600,000.00	$ 4,060,000.00
Voting Weight	4,000%	100%	--	100%	--
Total Voting Points	100,000,000,000	500,000,000	100,500,000,000	37,600,000,000	138,100,000,000
Distribution Weight	800%	100%	--	100%	100%
Total Distribution Points	20,000,000,000	500,000,000	20,500,000,000	37,600,000,000	58,100,000,000
Net tangible book value before IPO	$ 0.00	$ 0.00	$ 0.00	--	--
Net tangible book value before IPO per Share	$ 0.00	$ 0.00	$ 0.00	--	--
Net tangible book value after IPO	$ 1,294,320.14	$ 32,358.00	$ 1,326,678.14	$ 2,433,321.86	$ 3,760,000.00
Net tangible book value after IPO per Share	$ 5.1773	$ 0.6472	--	$ 0.6472	--

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10 THE COMPANY'S BUSINESS

Comboox DAO LLC ("we" or the "Company") is a Wyoming limited liability company electing to be a decentralized autonomous organization pursuant to the Wyoming Limited Liability Company Act (the "Act") and the Wyoming Decentralized Autonomous Organization Supplement (the "Supplement"), formed on November 8, 2023.

10.1 Business

The Company is engaged in the business of acquiring, holding, marketing and managing royalty interests derived from the intellectual property in the Template Smart Contracts of ComBoox (the "Royalty Interests"). Royalty Interests are a kind of passive (non-operation) interests that provide the right to revenue produced from using the Template Smart Contracts of ComBoox.

10.2 ComBoox Platform

Human civilization has entered the 21st century. Most wealth exists in the form of book-entry interests, such as bank deposits, real estate, intellectual property, corporate equity, fund shares, bonds, ABS, and so on. In order to identify the owners of these assets and to regulate their trading activities, various property laws, trade regulations and commercial contracts have been introduced and established. In addition, various types of centralized intermediaries are involved in the commercial activities to realize the owners' purpose, such as bookkeeping managers, asset custodians, clearing and settlement institutions, etc. If the legal norms or commercial contracts are violated, the owners can only rely on the judicial system for ex post facto remedies, while these remedies are proven to be costly and time-consuming.

The emergence of blockchain technology, represented by Bitcoin and Ether, provides another set of solutions for human beings. That is, to define the bookkeeping rules and transaction arrangements of the wealth in the computer programs, and to use the distributed systems and cryptography technologies to fix the book-entry records of these wealth in terms of their content and time sequence. Thus, the possibility of violation or default can be eliminated in the means of "prior prevention".

By implementing the basic concepts of "Code Is Law" and "Decentralization", the legal logic defined by legal norms and contractual terms will be realized by rigid code logic, and the human management of centralized organizations will be replaced by consensus protocols and smart contracts with automated operation. This establishes an automated mode of asset bookkeeping and transaction management in which owners can directly manage and dispose their assets without relying on intermediaries or counter parties. The only thing that needs to be considered is the predefined smart contracts.

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Among the book-entry interests, except for currency, company equity is probably the most important and critical category. A company is both the carrier of various assets and also the investment target of capital. Its external legal behaviour is the core component of modern commercial activities, while its internal governance activities involve the rights and interests of many investors. Therefore, company equity is the critical node linking the capital and assets, commercial activities and corporate governance.

Using blockchain and smart contract technology to realize the automated bookkeeping of equity and corporate governance records, replacing the legal logic of after-the-fact remedies with the rigid code logic of ex ante prevention, these ideas will be of great importance to modern commercial society in terms of reducing disputes, eliminating irregularities, improving transparency, and increasing efficiency.

Based on the above concepts, Founding Member developed the ComBoox platform.

ComBoox is a company book-entry platform consists of a core smart contract named "Registration Center" and a series of Template Smart Contracts deployed on ArbitrumOne, which is designed for automatic registering equity shares and keeping corporate governance records. By a single click, users may quickly establish a full range books entry system for their company on ComBoox, which consists of smart contracts created by cloning the Template Smart Contracts. Thereafter, the company's stake holders can conduct almost all legal acts around equity rights and corporate governance on block chain in a self-service mode.

Legal acts around equity and corporate governance, in legal view, are mainly two kinds: "express of intent" and "disposal of interests". Both of them can be effectively implemented on block chain. Reasons can be summarized as follows:

(1) Almost all block chain (including ArbitrumOne and Ethereum) adopt public key cryptography as their e-signature algorithm, which is widely accepted by e-signature laws of the world as a reliable solution to constitute a legally effective e-signature. In another words, every message signed by users through its private key on block chain can be technically verified and legally binding the user with its intent indicated in the message concerned; and

(2) Subject to the authorization of its constitutional document as well as the permission of the governing laws concerned, a Company may select to book its equity, assets, liabilities and/or other relevant interests on smart contracts. Thereafter, the creation, alteration, disposal or revocation of these interests can be effectively conducted on chain by adding, changing or removing the relevant digital records under the automatic control of the smart contracts concerned, i.e. recording the digital traces and results of legal acts automatically when right holders executing the rights with NO sectaries, intermediaries, agents, obligors, or any third party involved.

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In brief, if a Company elects to set up its statutory books on ComBoox, all its stakeholders, such as shareholders, investors, directors, executive officers, lenders, vendors, as well as its employees, may conduct almost all legal acts around equity or corporate governance on block chain. These legal acts may include but not limited to share subscription, share transfer, share pledge, paying consideration, signing contracts, making proposals, voting, nominating candidates, inauguration and resignation etc.

"Decentralized" and "Trustless" are the core concepts and values of the Web3 application. In legal point of view, this means:

(1) right holders may directly execute legal rights, based on their trust in the rigid and reliable codes of the smart contracts and the underlying protocols, instead of credit or reputation of any people or institutions, thus, legal acts no longer need participants of any intermediaries or agents;

(2) obligors have no chance to default (contracts) or violate (laws or regulations) due to predefined smart contracts can take over all compliance matters and contractual obligations in an automatic way; and

(3) there shall be no difference between legal acts and information disclosure, neither in time nor in logic, since legal acts conducted on public block chain can directly incur the legal effects (change book-entry records) and complete the real time disclosure with immutable records to the whole world with no time lag or misrepresentation.

By implementing the above concepts, ComBoox actually provides a brand new idea to solve the problems like "Insiders Control" or "Misleading Statements" that have plagued the capital markets for many years.

10.3 Royalty, Commission and CBP

When a user executing its legal rights by calling the smart contracts created through ComBoox, a sum of royalty will be charged automatically from such user to pay to the Royalty Interests holder of the Template Smart Contracts concerned. The payment will be made in an ERC-20 token named "ComBoox Points" (the "CBP"), at the price predefined by the author of the Template Contracts.

As an open platform, ComBoox allows developers to create and submit new Template Smart Contracts to the platform, so as to satisfy new demands of users. And, title owner of Registration Center, as the platform creator or its interests successor, will charge a commission fee at a ratio of 20%, which may be adjusted at the discretion of the owner from time to time, automatically splitting from the revenue of any royalty.

The utility token CBP is also booked on the smart contract of Registration Center. So, in addition to the Royalty Interests of commission, owner of Registration Center also has the mint right of CBP, i.e. he/she may determine the total supply of CBP which will affect the price or exchange rate of CBP as well as the value of Royalty Interests eventually.

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10.4 Acquired Royalty Interests

As the currently sole author and developer of ComBoox, Founding Member has invested: (1) the Royalty Interests of ComBoox to collect royalties and commissions within the territory of ArbitrumOne; and (2) CBP's Minting Right on ArbitrumOne, into the Company as its initial capital contribution in exchange for 250,000 Class A Shares and 50,000 Class B Shares. Template Smart Contracts incorporating the Royalty Interests already invested by the Founding Member are listed in the Operating Agreement, which may be updated as per the prior approval of Members by Special Resolution.

10.5 Revenue

Sum of the above, the Company is entitled to collect the following passive income in form of CBP as its revenue:

(1) royalty paid by users for using of the current available Template Smart Contracts of ComBoox; and

(2) commission splitting from any royalty revenue.

To facilitate users of ComBoox to purchase CBP from the Company, a specific smart contract named Fuel Tank is deployed on ArbitrumOne. Any user may purchase CBP by ETH from Fuel Tank at the rate determined by the Company. Although all holders of CBP may freely set their selling price at discretion, due to the Company has unlimited reserves of CBP by minting, the exchange rate set in Fuel Tank will probably become the anchor price thereof.

The Company may transfer its CBP into Fuel Tank as reserves for sale, and may pickup ETH therefrom as sales consideration. Therefore, Fuel Tank will be used by the Company as a major platform to release the supply of CBP or exchange its revenue into ETH.

10.6 Assets

The rights and interests that can be owned by the Company are all on-chain assets or special rights to call specific functions of smart contracts, which are all held by a specific smart contract representing the legal entity of the Company named General Keeper. The said assets are as follows:

(1) ETH and CBP;

(2) Royalty Interests to receive CBP as royalty or commission;

(3) Mint rights to create new CBP;

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(4) Setting right to determine the exchange rate of CBP in ETH in Fuel Tank; and

(5) Exclusive right to pickup ETH from Fuel Tank as sales consideration of CBP.

To keep its unique role as an on chain DAO, the Company will not open off-chain bank accounts. All assets that the Company can posses shall be limited to the extent that such assets are able to be held, controlled and disposed, directly or indirectly, by General Keeper.

10.7 Liabilities

We will take all measures possible to keep the Company away from assuming or incurring any liabilities. Therefore, the Company will not borrow any loan or enter into any contracts that may incur payable liabilities. No employees will be hired, and no Managers or Members will be paid for remuneration either. In case the Company intends to hire any experts or to buy any services, it shall be arranged in a prepaid mode. The Company will not redeem any Shares it issued, and has no obligation to redeem any CBP it minted or sold.

10.8 Payments

All payments of the Company will be made in ETH or CBP though General Keeper subject to a prior approval of Members by Ordinary Resolution.

10.9 Corporate Governance

As per the Operating Agreement, the day-to-day operation of the Company will be managed by Members though public on-chain voting. Members who represent more than 10% Voting Points of outstanding Shares, may make a proposal to the General Meeting. Quorum of a General Meeting is 25%, i.e. as long as Members representing more than 25% Voting Points of outstanding Shares cast votes for a specific motion, the voting process is legally effective and the resolution concerned will have binding forces for the Company and Members. Members may solicit proxy to make a proposal or cast a vote.

Some important issues need to be approved by Special Resolution, such as increasing capital, restating Shareholders Agreement, or replacing smart contracts of the book-entry system and so on. While, most of the daily affairs only need to be approved by Ordinary Resolution, such as making payments, electing Managers, calling smart contracts to conduct on-chain legal acts, distributing profits or assets etc.

An Ordinary Resolution can only be passed if it obtained more Voting Points of "for" than "against" among the Members who cast votes on the motion. A Special Resolution needs to obtain Voting Points of "for" at least triple of "against" so as to get passed.

The Manager has no decision making power and will only be responsible for duties set out by the Operating Agreement, or executing resolutions of General Meeting. The Company shall reimburse the actual paid expenses of Manager within the budget prior approved by Ordinary Resolution, however, no remuneration needs to pay to Manager.

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Please see Operating Agreement for more detailed provisions in this regard.

10.10 Legal Acts

As much as possible, subject to a prior approval of Members by Ordinary Resolution or Special Resolution, in accordance with the Operating Agreement, and under the automatic control of Smart Contracts adopted by itself, the Company will carry out all its legal acts on ArbitrumOne through General Keeper.

10.11 Book Keeping

As the first company onboard of ComBoox, the Company established its entire books-entry system on ComBoox. In accordance with the Operating Agreement, the Company will keep the following public records, in form of smart contracts and under an automatic and self-service mode, at their specific address on ArbitrumOne as specified in the Operating Agreement, which may be updated from time to time subject to prior approval of Special Resolution:

(1) Register of Constitutions: records all editions of Shareholders Agreements with respect to their contract address, legal force status, procedural schedules for creation, review and voting, and other relevant information;

(2) Register of Directors: records all information about the positions of Managers with respect to their candidate's User number, nominator, the Voting Rules applied for election, the start and end date of tenure, and other relevant information;

(3) Register of Members: records all information about Members or Shareholders with respect to their equity Shares, total Voting Points, total Distribution Points, as well as the aggregate amount of Par Value, Paid Value, Clean Paid, and other relevant information;

(4) General Meeting Minutes: records all the motions created and submitted to the General Meeting for approval with respect to their proposer, proposal time, voting start and end time, voting results, proxy arrangements, executor, execution state, and other relevant information;

(5) Register of Agreements: records all the Investment Agreements with respect to their address, status, transaction type and detailed arrangements, parties, procedural schedules for exercising special rights, and other relevant information;

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(6) Register of Pledges: record all Pledges with respect to their creditor, debtor, pledgor, pledged Share, pledged amount, guaranteed amount, due date of Subject Debt, guarantee period, and other relevant information;

(7) Register of Shares: record all Shares issued by the Company with respect to their Shareholders, Class, Voting Weight, issue date, paid-in deadline or actual paid-in date, Par Value, Paid Value, acquiring price, and other relevant information;

(8) List of Orders: record all information about Listing trade of Shares with respect to the subject Shares' Class, sequence number, Investors, Sell Orders, Buy Orders, Closed Deals, Expired Orders, and other relevant information.

10.12 Competition

To the best of our knowledge, no comparable business exists that utilizes public block chain and smart contract technology to book-keep equity and corporate governance records for companies.

10.13 Employees

As of August     , 2024, we had no employees. Moreover, we do not intend to hire any employees for the Company. We will try to keep the Company, to the extent permitted by law, as a passive interests holding vehicle with no active operation. Any commercial decision of the Company shall be made by Members through voting, and the resolution of which shall be executed by the specific authorized Member or Manager with no remuneration.

In case there is any legal, accounting, auditing, taxation or any other requirements for the Company to legally exist, a specific motion will be proposed to General Meeting for seeking approval of budget and prepayment accordingly.

10.14 Facilities

As a on chain company, we do not have and have no intents to acquire or lease any facilities for the Company.

10.15 Legal Proceeding

We are not currently a party to any material legal proceedings.

10.16 Implications of Being an Emerging Growth Company

We are and we will remain an "emerging growth company" as defined under The Jumpstart Our Business Startups Act, or the JOBS Act, until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenues equal or exceed $1.07 billion, (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) the date on which we are deemed a "large accelerated filer" (with at least $700 million in public float) under the Exchange Act.

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As an "emerging growth company", we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

(1) preliminary omission financial information relates to a historical period that we reasonably believe will not be required to be included in this Form at the time of the contemplated offering;

(2) only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis" disclosure;

(3) reduced disclosure about our executive compensation arrangements;

(4) no requirement that we hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

(5) (5) exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have taken advantage of some of these reduced burdens, and thus the information we provide you may be different from what you might receive from other public companies in which you hold securities.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Notwithstanding the above, we are also currently a "smaller reporting company," meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and that had a public float of less than $250 million or annual revenues of less than $100 million during the most recently completed fiscal year. In the event that we are still considered a smaller reporting company, at such time as we cease being an emerging growth company, the disclosure we will be required to provide in our SEC filings will increase, but it will still be less than it would be if we were not considered either an emerging growth company or a smaller reporting company. Specifically, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

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11. PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

As long as permitted by law, we will not engage any underwriter or dealer for the Offering. Moreover, as the only shareholder, the Founding Member will not sell any of his Shares in the Offering. On the contrary, the Founding Member voluntarily locks up the Initial Shares till December 31, 2026. Therefore, all proceeds of issuance will be received by the Company.

12 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. See "Cautionary Statement Regarding Forward-Looking Statements." Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus entitled "Risk Factors."

12.1 Overview

We are engaged in the business of acquiring, holding, marketing and managing Royalty Interests derived from the intellectual property in the Template Smart Contracts of ComBoox. Royalty Interests are a kind of passive (non-operation) interests that provide the right to revenue produced from using the Template Smart Contracts of ComBoox. We are founded as a Wyoming limited liability company electing to be a decentralized autonomous organization on November 8, 2023.

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We are not responsible for developing, testing, auditing, or maintenance of any of the Template Smart Contracts of ComBoox. Users are licensed to use the Template Smart Contracts as well as ComBoox on a "AS IS" basis.

12.2 Result of Operations

Our operations to date have been limited. We were incorporated in November 8, 2023. Other than the Royalty Interests invested by Founding Member as contribution, we have no other assets or liabilities. We have no employees and do not intend to hire any employees.

12.3 Liquidity and Capital Resources

To date, we have no resources for liquidity or working capital. We are not committed to any capital expenditures. We expect that, after the closing of the offering, the net proceeds from the offering will be sufficient to cover our operating expenses, including compliance and other administrative functions.

Current version of the Template Smart Contracts have fully covered the anticipated functions that a company may need to book their equity shares or corporate governance records. Therefore, even if the offering proceeds are not so sufficient as expected, our business will still be able to operate and develop independently. Therefore, at present, we do not have further financing plan after the offering.

As an alternative solution, we may issue new Shares to exchange for new Template Smart Contracts, promotion services or professional services. It will result in dilution of our existing Shareholders. However, as per the Operating Agreement of the Company, any capital increase shall be subject to a prior approval of Members by Special Resolution.

12.4 Significant Accounting Policies

With respect to the Royalty Interests, the Company expects to adopt the following significant accounting policies:

12.4.1 Revenue Recognition

The Company intends to recognize revenue upon receiving CBP for using of the Royalty Interests from the relevant users. With respect to the proceeds of selling CBP, due to the Company has no obligations or commitments to redeem any CBP, it will be deemed as "deferred revenue" upon picking up them from Fuel Tank in ETH.

12.4.2 Royalty Interests

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Royalty Interests mainly consist of exclusive intellectual property rights of Template Smart Contracts and ComBoox within the territory of ArbitrumOne. However, the intellectual property rights are limited ones that only has exclusive effects within the specific network of ArbitrumOne, which means Founding Member may commercialize the copyrights in other block chain networks for other projects. Moreover, as a brand new solution, there are no other similar intellectual properties may be used to compare for evaluating the copyrights. Therefore, the Company evaluate the Royalty Interests based on the actual working hours and expenses used by Founding Member for developing, testing, deploying and documenting the smart contracts of ComBoox, as well as the reserved rights for commercializing the same on other block chains. The booking value was finally determined as $300,000. As long as an investor purchase the Offering Shares, it shall be deemed as and construed into fully understand the evaluation method and accept the assessment value of Royalty Interests.

The Company intends to adopt the policy of amortizing the value of the Royalty Interests using the straight-line method over a period of 15 years. The Royalty Interests are considered a long-lived asset that is required to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists for the Royalty Interests if the carrying amount exceeds the estimates of future net undiscounted revenues expected to be generated by such assets. An impairment charge is required to be recognized if the carrying amount of the asset, or asset group, exceeds its fair value.

12.4.3 Off-Balance Sheet Arrangement

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

13 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As per the Operating Agreement, the day-to-day operation of the Company will be managed by Members though public on-chain voting. Some important issues need to be approved by Special Resolution, while, most of the daily affairs only need to be approved by Ordinary Resolution. The Manager has no decision making power and will only be responsible for duties set out by the Operating Agreement, or executing resolutions of General Meeting.

Due to the facts that the Founding Member: (1) is the developer of ComBoox; (2) holds substantial ratio of Shares of the Company; and (3) has nomination right for the position of Manager, he may be deemed has and will keep having significant influences to the Company.

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Mr. Li Li is the Founding Member of the Company, who is 47 years old and a corporate, securitization & data compliance lawyer of China with 18+ years experiences. He earned his bachelor of economics in Nankai University and Juris Master in Peking University. He is a senior expert of Beijing FinTech Industry Alliance, holding a blockchain patent registered and granted by China Intellectual Property Office, and a blockchain patent application registered with WIPO pursuant to the Patent Cooperation Treaty. He won the first prize in "2021 China Merchants Bank Blockchain Application Innovation Competition" for his "ABS Cash Flow Tracking System" developed on Hyperledger Fabric 2.0, and was awarded as "Best Contributor to the Smart Contract Library" by FISCO BCOS Community for his "Equity Shares Book-Entry System" developed in Solidity

Name	Position	Age	Term of Office (Start Date)	Term of Office (End Date)
Li Li	Manager	47	June 11, 2024	December 31, 2026

14 COMPENSATION OF MANAGERS

In order for the Company to operate under the concept of DAO and to remain as a passive income entity, no remuneration will be paid to Managers or Members.

15 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

In exchange of Royalty Interests and CBP's Minting Right on ArbitrumOne, the Company has issued 250,000 Class A Shares and 50,000 Class B Shares to Founding Member. Please see "Dilution" Section of this prospectus for detailed information in this regard.

Title of Class	Name and Address	Number of Shares	Total Par Value	Percent of Class
Class A	Li Li (1)	250,000.00	$250,000.00	100%
Class B	Li Li (1)	50,000.00	$ 50,000.00	100%

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16 DESCRIPTION OF SECURITIES

"Shares" refers to a Member's ownership interests and rights in the Company, which will be booked automatically on Register of Shares in form of a digital object named "Certificate of Contribution" with the following key attributes:

(1) "Shareholder" means the ownership title holder of the subject Shares (i.e. a Member of the Company), who will be booked and indicated in form of its User Number;

(2) "Par Value" represents the aggregate subscribed contribution amount of the subject Shares, the minimum unit of which is 0.0001 USD;

(3) "Paid Value" represents the aggregate paid-in contribution amount of the subject Shares that actually received by the Company, the minimum unit of which is 0.0001 USD;

(4) "Clean Paid" represents the aggregate paid-in contribution amount of the subject Shares that has no encumbrances attached and can be freely disposed by the Shareholder, the minimum unit of which is 0.0001 USD;

(5) "Price of Par" refers to the per Share acquiring price for the unpaid Par Value of the subject Shares, the minimum unit of which is 0.0001 USD;

(6) "Price of Paid" means the per Share acquiring price for the Paid Value of the subject Shares, the minimum unit of which is 0.0001 USD;

(7) "Total Value" means the total acquiring value of the subject Shares indicated in USD, which shall be calculated as following:

Total Value = Price of Paid * Paid Value + Price of Par * (Par Value - Paid Value)

(8) "Voting Weight" means percentage weight of each $0.0001 of Paid Value when calculating the voting rights of the subject Shares, and the calculation result shall be called as "Voting Points" which shall be the basis to calculate the aggregate voting rights of a Member. The minimum unit of Voting Weight is one percent. Therefore, the total Voting Points of the subject Shares shall be calculated as:

Voting Points = Voting Weight * Paid Value / 100

(9) "Distribution Weight" means percentage weight of each $0.0001 of Paid Value when calculating the distribution rights of the subject Shares, and the calculation result shall be called as "Distribution Points", which shall be the basis to calculate the aggregate distribution rights of a Member for distributing profits or residual assets, or assuming loss or liabilities of the Company. The minimum unit of Distribution Weight shall be one percent. Therefore, the total Distribution Points of the Shares shall be calculated as:

Distribution Points = Distribution Weight * Paid Value / 100

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The Company has issued two Classes of Shares: Class A Shares and Class B Shares. Comparing with Class B Shares, Class A Shares have 8 times Distribution Weight and 40 times Voting Weight. All the Shares can be issued or traded in fractions with a minimum unit of 0.0001 Share.

The Company has issued 250,000 Class A Shares and 50,000 Class B Shares to the Founding Member in exchange for the Royalty Interests, and is offering for sale 3,760,000 Class B Shares at the offering price of $ 1.00 per Share.

Please see "Dilution" Section of this prospectus for detailed information in this regard.

17 SHARES ELIGIBLE FOR FUTURE SALE

Prior to the Offering, there has been no public market for our Shares, and a liquid trading market for our Shares may not develop or be sustained after the offering. Future sales of our Shares in the public markets, or the availability of such Shares for sale in the public markets, could adversely affect market prices prevailing from time to time.

On condition that the Company successfully completed all registration or exemption procedures with SEC pursuant to the relevant laws and regulations, all of the Shares sold in this Offering will be freely tradable on-chain, by means of Trade Mode as defined in the Operating Agreement and implemented in Smart Contracts, without restriction or further registration under the Securities Act, unless such shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act.

On condition that the offering statement, of which this prospectus is a part, and the Form TA submitted by the Company for acting as the transfer agent of its own Shares, are both qualified by the SEC, an initial public offering will be organized on our List of Orders, the specific smart contract adopted by the Company to facilitate Verified Investors to trade Shares on ArbitrumOne.

Verified Investors may use ETH to directly acquire Offered Shares at the offering price on the List of Orders. The price of ETH in USD will be determined as per the ETH/USD price obtained from the reliable off-chain data feeds, such like Chainlink Data Feeds, at the on-chain time when Verified Investor places the Buy Order. Upon closing, new Shares will be automatically issued to the buyer and the consideration paid in form of ETH will be received and held by the Company directly. During the entire process of the initial offering, no underwriters, brokers, dealers or other intermediaries will be involved.

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Furthermore, the List of Orders also can list all Sell Orders placed by Shareholders and automatically match and close deals against the Buy Orders placed by Verified Investors. During the listing trade, no brokers, dealers or market-makers will involve. Shares will be created, altered or revoked under the automatic control of Smart Contracts, and consideration in ETH will be booked under the name of seller with his or her exclusive control.

Founding Member voluntarily locks up all Class A Shares from resale till the date of December 31, 2026, which has already been implemented and set up in the effective Shareholders Agreement.

18 WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the Offered Shares. This prospectus, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith.

For further information about us and the Offered Shares, we refer you to the offering statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement.

You may read and copy the said information at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The domain name of this site is (https://www.sec.gov).

Additional information about ComBoox, may be found on the project's website at (https://comboox.vercel.app). However, the information on such website is not part of this prospectus and should not be relied upon in making an investment decision.

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APPENDIX-I Glossary of Terms

1 "Act" means The Wyoming Limited Liability Company Act, as amended from time to time

2 "Agreement" or "Operating Agreement" means the decentralized autonomous organization operating agreement of the Company, which may be approved, adopted, and/or amended pursuant to the Agreement, as well as the Company's Articles of Organization.

3 "ArbitrumOne" means the Ethereum Layer-2 public blockchain network operating under the name "ArbitrumOne", which is connected to the main net of Ethereum and uses a technology called "Optimistic Rollups" to improve the scalability and efficiency of Ethereum.

4 "Backup Key" means the other account address added by a User into its ComBoox account, which may also be recognized by Registration Center to retrieve the User Number for identification purpose.

5 "Buy Orders" means the limit buy orders created and placed on the List of Orders by the Verified Investors, together with sufficient ETH paid as consideration, to purchase the offered Shares in Initial Offers or Sell Orders at a specific bid price (Price of Paid) with a specific amount (Par Value and Paid Value), in accordance with the relevant Listing Rule.

6 "CBP" or "ComBoox Points" means the ERC-20 token booked on Registration Center, the primary function of which is to act as the ComBoox Community utility token to automatically calculate, collect and transfer royalties from users of Template Contracts to the holders of the relevant intellectual property rights.

7 "Closed Deals" means the deals established and settled automatically via List of Orders upon placement of a Buy Order by matching and closing the Buy Order with the available Initial Offers and Sell Orders with equal or lower offer price. They will be automatically recorded as events in List of Orders.

8 "ComBoox" or "ComBoox Platform" means the company book-entry platform consisting of a core smart contract called "Registration Center" and a set of Template Contracts deployed on ArbitrumOne, which is designed for share registration and corporate statutory books-keeping, and aims to assist users to quickly establish a legal, secure, transparent and reliable smart contract system to enable the company's stakeholders to perform legal acts related to share transactions or corporate governance in a self-service mode.

9 "ComBoox Community" means the open, unincorporated, loose organization of CBP holders, whose primary function is to decide, through discussion forums and public voting, which new template smart contracts is suitable to be included into the ComBoox Platform, so as to improve or expand the functionality thereof.

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10 "Contractual Transfer" means the transfer of Shares that is carried out in accordance with an Investment Agreement that the seller and the buyer entered into previously, in which the basic transaction elements shall be set out clearly such as Paid Price, Paid Value, Class of Share, payment method, and closing deadline etc.

11 "Days" means natural days, each consisting of 24 hours.

12 "Dollar", "USD" or "$" means the legal currency of the United States.

13 "ETH" means the native utility token and crypto currency of the public block chain of ArbitrumOne and Ethereum.

14 "Expired Orders" means the Initial Offers and Sell Orders that has expired when matching any Buy Orders. They will be removed from the List of Orders and be recorded as events thereon automatically

15 "General Meeting Minutes" means the Smart Contract adopted by the Company to automatically book and maintain the public record of the proposals and voting results at General Meetings. Each proposal, proxy, vote and resolution shall only be effective and legally binding on the Company and the Members upon its registration in General Meeting Minutes.

16 "Initial Offers" means the limit sell orders created and placed on the List of Orders by the authorized issuer on behalf of the Company to issue new Shares of the relevant Class at a specific offer price (Price of Paid) with a specific amount (Par Value and Paid Value) and the available hours thereof, in accordance with the relevant Listing Rule, which shall also set forth other necessary elements of a capital increase deal, such as Voting Weight and Distribution Weight.

17 "List of Orders" means the Smart Contract adopted by the Company to book and maintain the public records of Listing Trade, which will automatically record the Initial Offers, Sell Orders, Buy Orders, as well as the Closed Deals concerned. Any placement, withdraw, matching, closing, and revoking of any Initial Offers, Sell Orders or Buy Orders can only be effective and legally binding to the Company, Members or Verified Investors concerned upon its book-entry in List of Orders.

18 "Listing Rule" means the rule governing the Listing Transfer of specific Class of Shares with respect to the title of issuer, Class of Shares, maximum Par Value, title of verifier, maximum quantity of Investors, ceiling price, floor price, lockup days, off listing price, Voting Weight, Distribution Weight and other attributes concerned, which shall be incorporated by a Shareholders Agreement and approved by Special Resolution.

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19 "Listing Transfer" means that the transfer of Shares that is arranged by listing, i.e. the seller may place Sell Orders on the List of Orders with its acceptable offer price and sell amount, thereafter, the buyer may accordingly place Buy Orders on the List of Orders with its acceptable bid price and buy amount, and the system will automatically match and settle the Sell Orders against each Buy Order on the basis of their price and amount.

20 "Managers" means the executive officers elected by Ordinary Resolution, who have NO decision-making powers but may execute any administrative, commercial or technical matters authorized by the Operating Agreement or approved by Ordinary Resolution.

21 "Members" means the equity owners of the Company, who may enjoy and exercise the distribution rights to the profits and residual assets in proportion to the aggregate Distribution Points of each Member and may enjoy and exercise the voting rights in proportion to the aggregate Voting Points of each Member. For the purposes of the Operating Agreement and in most contexts relating to the Company, the term "Member" may usually be used interchangeably with the term "Shareholder".

22 "Ordinary Resolution" means a resolution passed at a General Meeting by a simple majority of the Members voting in person or by proxy on the relevant proposal, where the total number of Voting Points represented by the votes in favour of the relevant proposal is greater than the number of Voting Points represented by the votes against the relevant proposal.

23 "Prime Key" means the external account address or smart contract address used to register a User's account with ComBoox that can be recognised by Registration Center to retrieve the relevant User Number for identity verification purposes.

24 "Registration Center" means the core smart contract of ComBoox deployed on ArbitrumOne at the address as set out in the Operating Agreement, which has the following primary functions:

(1) User Registration: to register users of ComBoox against their Prime Key;

(2) CBP book keeping: to record balance amount of CBP for each account holder;

(3) Document Registration: to register Template Contracts and their clone copies according to the contract address; and

(4) Royalty Collecting: to automatically transfer certain amount of CBP from the user to the author as royalty when the user calls certain write function of the smart contract created based on the specific Template Contract developed by the author.

25 "Register of Members" means the Smart Contract adopted by the Company to book and maintain the public records of Members and their shareholding situation. Any admission, alteration or revocation of any Member can only be effective and legally binding to the Company and Members upon its book-entry on Register of Members.

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26 "Register of Shares" means the Smart Contract adopted by the Company to book and maintain the public record of Shares, i.e. the Certificate of Contribution concerned. Any creation, alteration or revocation of any Share can only be effective and legally binding to the Company and Members upon its book-entry on Register of Shares.

27 "Royalty Interests" means a type of passive (non-operational) interest that provides the right to revenues generated from the use of ComBoox's Template Smart Contracts, consisting of: (1) royalties collected automatically, as the intellectual property right holder, from the User who invokes the corresponding write function of the smart contracts cloned based on the Template Contracts; and (2) commissions collected automatically, as the owner of ComBoox Platform, by splitting the fore mentioned royalty revenues.

28 "Sell Orders" means the limit sell orders created and placed on the List of Orders by the Shareholders to transfer his or her Shares at a specific offer price (Price of Paid) with a specific amount (Par Value and Paid Value) and available hours thereof, in accordance with the relevant Listing Rule.

29 "Share" means a Member's ownership interests and rights in the Company, which will be booked automatically on Register of Shares in form of a digital object named "Certificate of Contribution".

30 "Shareholder" has the same meaning with "Member", which means the equity owners of the Company, who may enjoy and exercise the distribution rights to the profits and residual assets in proportion to the aggregate Distribution Points of each Member and may enjoy and exercise the voting rights in proportion to the aggregate Voting Points of each Member.

31 "Shareholders Agreement" means the Smart Contract adopted by the Company to record and maintain the public records of the Operating Agreement, its amendments and any restated new edition thereof. In case there is any discrepancies between the Operating Agreement and the effective Shareholders Agreement, the Shareholders Agreement shall prevail.

32 "Smart Contracts" means the smart contracts adopted by the Company, pursuant to Section 17-31-106 of the Supplement, to govern the operations of the Company which shall be the fundamental basis for verifying the legal documents of the Company. In the event of any conflict between the Articles and the Smart Contracts, the Smart Contracts shall prevail. In the event of any conflict between the Articles and the Operating Agreement, the Articles shall prevail. In the event of any conflict between the Operating Agreement and the Smart Contracts, the Smart Contracts shall prevail. Any time the Smart Contracts are changed, the Members shall cause the Articles and the Operating Agreement to be amended accordingly. The information of Smart Contracts can be queried through the specific Smart Contract representing the legal entity of the Company named "General Keeper".

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33 "Special Resolution" means a resolution passed at a General Meeting by a special majority of the Members voting in person or by proxy on the relevant proposal, where the total number of Voting Points represented by the votes in favor of the relevant proposal is more than triple the number of Voting Points represented by the votes against the relevant proposal.

34 "Supplement" means The Wyoming Decentralized Autonomous Organization Supplement, as amended and in effect from time to time.

35 "Template Contracts" means the smart contracts adopted by the ComBoox Community and registered in Registration Center as templates to create clone copies for its users to deploy and use on ComBoox.

36 "Trading Mode" means the permitted transaction method and mechanism for Shares with respect to price discovery, agreement conclusion and equity closing, which shall include at least Contractual Transfer and Listing Transfer as further defined in this Section.

37 "Users" means the external account holder or the smart contract that has registered as a user with ComBoox by calling the specific function of Registration Center, each of whom is assigned a User Number that represents their unique identity against their Prime Key or Backup Key.

38 "User Number" means a User's identity number in ComBoox, which is automatically assigned by Registration Center during the registration process. Both the Prime Key and the Backup Key can be recognized by Registration Center to automatically return the corresponding User Number, which can be further used for identity verification, access control or confirmation of legal rights.

39 "Verified Investor" means the User that already has his or her identity and other relevant materials verified: (1) by the relevant service provider engaged by the Company; or (2) by Manager in person. Only Verified Investor can participate in Listing Transfer, or acquire Shares of the Company to become a Member, and Manager may revoke the qualification of Verified Investor, according to the suggestion of the relevant service provider, pursuant to any applicable laws or regulations.

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INDEX TO FINANCIAL STATEMENTS

Comboox DAO LLC

A WYOMING LIMITED LIABILITY COMPANY

FINANCIAL STATEMENT (UNAUDITED)

December 31, 2023

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Comboox DAO LLC BALANCE SHEET (UNAUDITED) As of December 31, 2023
Assets:
Cash	$ 0.00
Intangible Asssets	$ 0.00
Total Assets	$ 0.00

Liabilities and Member's Equity Liabilities:
Accounts Payable and Accrued Expenses	$ 0.00
Total Liabilities	$ 0.00

Member's Equity:
Paid-In Capital	$ 0.00
Total Member's Equity	$ 0.00

Total Liabilities and Member's Equity	$ 0.00

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Comboox DAO LLC INCOME STATEMENT (UNAUDITED) FOR THE PERIOD FROM NOVEMBER 8, 2023 (INCEPTION) TO DECEMBER 31, 2023
Revenue
Royalties Revenue	$ 0.00
Less: Returns and Allowances	$ (0.00)
Net Royalties Revenue	$ 0.00
Cost of Revenue
Legal and Compliance Costs	$ 0.00
Amortization of IPR	$ 0.00
Total Cost of Revenue	$ 0.00
Gross Profits	$ 0.00
Operating Expenses
Selling Expenses	$ 0.00
General and Administrative Expenses	$ 0.00
Total Operating Expenses	$ 0.00
Operating Income	$ 0.00
Income Before Taxes	$ 0.00
Income Tax Expense	$ 0.00
Net Income	$ 0.00

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Comboox DAO LLC STATEMENT OF CHANGES IN MEMBER'S EQUITY (UNAUDITED) FOR THE PERIOD FROM NOVEMBER 8, 2023 (INCEPTION) TO DECEMBER 31, 2023
Member's Equity
Balance at November 8, 2023 (inception)	$ 0.00
Net Income	$ 0.00
Balance at December 31, 2023	$ 0.00

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Comboox DAO LLC STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE PERIOD FROM NOVEMBER 8, 2023 (INCEPTION) TO DECEMBER 31, 2023
Cash Flows from Operating Activities
Net Income	$ 0.00
Net Cash Provided by Operating Activities	$ 0.00
Cash Flows from Investing Activities
Investments in Intangible Assets	$ 0.00
Net Cash Used in Investing Activities	$ 0.00
Cash Flows from Financing Activities
Proceeds from Issuance of Stock	$ 0.00
Net Cash Provided by Financing Activities	$ 0.00
Net Increase in Cash and Cash Equivalents	$ 0.00
Cash and Cash Equivalents at Beginning of Period	$ 0.00
Cash and Cash Equivalents at End of Year	$ 0.00

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Part III INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, payable by us in connection with the sale of the shares being registered. All amounts shown are estimates except for the SEC registration fee:

Expenses
SEC Registration Fee	$ 554.98
Legal Fees	$25,000.00
Blue Sky Qualifications	$15,000.00
Accounting Fees	$25,000.00

Total*:	$65,554.98

*All amounts are estimates. For the interests of and on behalf of the Company, the Founding Member has already paid approximately $554.98 of expenses and will pay the remaining expenses from his cash on hand. The Company may reimburse these expenses actually incurred and paid in form of ETH, provided that such costs and expenses are approved by Ordinary Resolution. If the motion is rejected by the General Meeting, all the costs and expenses will be assumed by the Founding Member.

Item 14. Indemnification of Directors and Officers.

The Operating Agreement provides for the indemnification of a present or former Member, Manager or agent who is or was serving the Company upon request and approval. Such indemnification shall include, but not necessarily be limited to, expenses, including attorney's fees actually or reasonably incurred by him or her. We may indemnify such individual against all costs, expenses, and liabilities incurred in a threatened, pending or completed action, suit, or proceeding brought because such individual is served for the Company. Such individual must have conducted himself/herself in good faith and reasonably believed that his/her conduct was in, or not opposed to, our best interests. In a criminal action, he/he must not have had a reasonable cause to believe his/her conduct was unlawful.

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At present, there is no litigation or proceeding involving a Member or Manager of ours as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any Manager or Member.

Item 15. Recent Sales of Unregistered Securities.

In exchange of Royalty Interests and CBP's Minting Right on ArbitrumOne, the Company has issued 250,000 Class A Shares and 50,000 Class B Shares to Founding Member.

Other than the securities mentioned above, the Company has not issued or sold any securities.

Item 16. Exhibits Index.

Index to Exhibits Exhibit No.	Exhibit Description

3.1	Certificate of Organization
3.2	Articles of Organization
3.3	Amendment to The Articles of Organization
3.4	Amended and Restated Operating Agreement
10.1	Amended and Restated Capital Contribution Agreement by and between the Founding Member and the Company

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

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(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

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(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Beijing, China, on August     , 2024.

Comboox DAO LLC By: Name: Li Li Title: the Founding Member and Manager

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following person in the capacities and on the date of August     , 2024.

Name: Li Li By: Title: the Founding Member and Manager

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